

Mail Stop 3720

April 28, 2016

Douglas B. Newton
Chief Financial Officer
CF Corporation
1701 Village Center Circle
Las Vegas, Nevada 89134

Re: CF Corporation
Registration Statement on Form S-1
Filed April 21, 2016
File No. 333-210854

Dear Mr. Newton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

In evaluating a prospective target business for our initial business combination. . . , page 28

1.   We note the reference to certain events upon which the anchor investors' obligations to purchase will be subject to termination. Please revise to disclose those events.

Capitalization, page 64

2.   We note your responses to comment 5 and 6. Refer footnote (1) and to your discussion of the Forward Purchase Agreements on page 12. Please clarify hereunder if the outstanding Class B ordinary shares reflects the forfeiture of 3,750,000 Class B ordinary shares (or 718,750 shares prior to share capitalization) by your sponsor and the sale of

3,750,000 Class B ordinary shares to anchor investors in connection with the Forward Purchase Agreements which you refer to as private placement.

3.   You indicate in footnote (4) and in Note 7 on page F-14 that 15,000,000 shares reflects share capitalization of 4.217 Class B ordinary shares per share that occurred on April 21, 2016. Based on 2,875,000 Class B shares outstanding prior to the share capitalization, it appears that the share capitalization factor is approximately 5.217 Class B ordinary shares per share. Please advise or revise.

Note 6. Commitments & Contingencies

Forward Purchase Agreements, page F-13

4.   We note that you issued 718,750 (or 3,750,000 shares, post-share capitalization) founder shares for $0.01 per share on April 19, 2016. Please tell us the fair value assigned to these shares and how you recorded the cost of these shares. Refer to your basis in the accounting literature

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Joel L. Rubinstein, Esq.
         Elliott M. Smith, Esq.